

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

22 December 2004



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls





asx announcement

Ventracor Limited and Heartware Inc

Sydney, 22 December 2004: Australia's Ventracor Limited (ASX: VCR) last night commenced legal action in the United States District Court for the Southern District of Florida against American company Heartware Inc which it believes is infringing two of Ventracor's established US patents for its leading cardiac assist device, the VentrAssist™ left ventricular assist system (LVAS).

Ventracor Chief Executive Officer, Colin Sutton PhD said: "Ventracor has always clearly stated it will vigorously defend its broad patent portfolio and the integrity of its Australian-developed intellectual property."

The suit filed on Tuesday, US time, seeks a judgment that Heartware Inc is willfuly infringing Ventracor's US Patent No. 6,227,797 and 6,609,883, an award for damages, including treble damages for willful infringement, interest and attorney's fees and a permanent injunction restraining Heartware Inc from continuing infringing Ventracor's patents.

"Last week Ventracor issued Heartware with a letter requesting the company 'cease and desist' from 'using and manufacturing' the Heartware heart ventricular assist device (HVAD).

"As Heartware has failed to provide an assurance it will comply with the cease and desist letter, Ventracor was left with no option but to proceed to protect its patent portfolio," Dr Sutton said.

Full copies of the documents filed are attached. Full copies of the two patents are available at *www.ventracor.com*.

Ventracor's two US patents relate to rotary pumps adapted for use as artificial hearts or ventricular assist devices. They cover a seal-less, shaft-less pump featuring open or closed impeller blades with the edges of the blades used as hydrodynamic thrust bearing and with electromagnetic torque provided by the interaction between magnets embedded in the blades and a rotating current pattern generated in coils fixed relative to the pump housing.

Ventracor Limited 126 Greville Street Chatswood NSW 2067 Australia
T +61 2 9406 3100 F +61 2 9406 3101 W www.ventracor.com
ABN 46 003 180 372

About Ventracor

Ventracor has successfully completed a pilot trial to establish the safety of the VentrAssist™ left ventricular assist system (LVAS) and is currently conducting a pivotal trial (CE Mark Trial) at leading transplant hospitals in Australia, New Zealand and Europe aimed at gathering data to support a CE marking application and permission to begin making sales in the major market of Europe. Ventracor will file an Investigational Device Exemption (IDE) application to the US FDA before the end of the year.

The company is focused on commercialising the VentrAssist ™ for patients in cardiac failure and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and US$12 billion in coming years.

For further information, visit www.ventracor.com or contact:

Bernadette Kerrigan
Company Secretary & Legal Counsel
Ventracor Limited
(02) 9406 3095

Colin Sutton
Chief Executive Officer
Ventracor Limited
(02) 9406 3100

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF FLORIDA

04-61703 CIV-MARRA MAGISTRATE JUDGE

Ventrassist Pty Ltd. and University of Technology at Sydney, Plaintiffs,	:	Civil Action No.
v.	:	**COMPLAINT FOR PATENT INFRINGEMENT AND JURY DEMAND**
Heartware Inc., Defendant.	X	

FILED BY ___ 2004 DEC 21 PM 3:4_ CLERK S.D. OF FLA.

COMPLAINT

Plaintiffs, by their undersigned attorneys, for their Complaint against Defendant, allege as follows:

JURISDICTION AND VENUE

1. This cause of action arises under the Patent Laws of the United States, 35 U.S.C. § 101 et. seq.

2. Jurisdiction of the subject matter of this action is conferred on this Court by 28 U.S.C. § 1338(a).

3. Upon information and belief, Defendant has a principle place of business in this district, transacts business within this district, advertises and sells products and services within this district, derives substantial revenues from intra-state and inter-state commerce and has committed acts of patent infringement within this district and also without this district having injurious

consequences within this district, and Defendant is otherwise within the jurisdiction of this court. Venue is proper in this judicial district pursuant to 28 U.S.C. § 1391 and 28 U.S.C. § 1400.

THE PARTIES

4. Plaintiff Ventrassist Pty Ltd. ("Ventrassist") is a Australian Corporation having a principle place of business at 126 Greville Street, Chatswood NSW 2067, Australia.

5. Plaintiff University of Technology at Sydney ("UTS") is a university located in Sydney, Australia.

6. Upon information and belief, Defendant Heartware, Inc. ("Heartware") is a Florida Corporation having a principle, regular and established place of business at 3351 Executive Way, Miramar, Florida 33025.

7. Defendant entity is collectively referred to herein as Defendant, except where specifically noted.

ALLEGATIONS

8. Plaintiffs are the owners by assignment of all rights, title and interest, of United States Patent Nos. 6,227,797 and 6,609,883 ("the patents in suit"), directed generally to a ventricular assist device, (VAD) for use in patients suffering from heart failure.

9. Defendant is making, using, selling and/or offering for sale products and methods that infringe upon the patents in suit under one or more sections of 35 U.S.C. §271 and is liable as direct, contributory, and/or inducers of the infringement.

10. Defendant continues to make, use, sell and/or offer for sale products and/or methods that infringe upon plaintiff's patent rights, and is believed to have full knowledge of such rights, and the intent to continue infringing such rights. Defendant's infringement is willful.

COUNT I - PATENT INFRINGEMENT OF U.S. PATENT NOS. 6,227,797 and 6,609,883

11. Plaintiffs re-allege all of the foregoing paragraphs as if fully set forth herein.

12. Defendant is liable to plaintiffs for damages for patent infringement.

13. All of the acts of Defendant is without the permission, license or consent of Plaintiffs and, if allowed to continue, will cause irreparable injury to Plaintiffs, unless enjoined by the Court.

14. Defendant have been unjustly enriched and Plaintiffs are entitled to an accounting and award of damages, interest, attorneys' fees and costs.

15. Defendant's foregoing activities have damaged Plaintiffs in an amount as yet unknown, but if Defendant's foregoing activities continue, Plaintiff believes damages will be many millions of dollars.

JURY DEMAND

16. Plaintiffs hereby demand trial by jury.

PRAYER

WHEREFORE, Plaintiffs demand judgment, including:

A. A declaration that Defendant's products and services infringe United States Patent Nos. 6,227,797 and 6,609,883, and that such infringement is, was and will continue to be willful;

B. An accounting and award for damages, interest, attorneys' fees and costs of this action;

C. An award of treble damages for Defendant's willful infringement of the patents in suit;

D. A permanent injunction against Defendant, prohibiting the continuance of their infringing activities; and

E. Such other and further relief as the Court deems just and proper.

Respectfully submitted,

Dated: December 21, 2004

AKERMAN SENTERFITT
Attorneys for Plaintiff
Las Olas Centre II, Suite 1600
350 East Las Olas Blvd.
Fort Lauderdale, FL 33301
Telephone: (954) 463-2700
Facsimile: (954) 463-2224
E-mail: Marc.Gottlieb@akerman.com

By: ______________________
Marc J. Gottlieb
Florida Bar No.: 0827819
Joseph W. Bain
Florida Bar No.: 860360

KAPLAN & GILMAN, L.L.P.
Jeffrey I. Kaplan (JK 4706)
Attorneys for Plaintiff
900 Route 9 North
Woodbridge, NJ 07095
Telephone (732) 634-7634
Facsimile (732) 634-6887
E-Mail: jkaplan@kaplangilman.com

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleading or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

1(a) PLAINTIFFS	DEFENDANTS
VENTRASSIST PTY LTD., 126 GREVILLE STREET, CHATSWOOD NSW 2067, AUSTRALIA; UNIVERSITY OF TECHNOLOGY AT SYDNEY, SYDNEY, AUSTRALIA	**HEARTWARE INC., 3351 EXECUTIVE WAY, MIRAMAR, FLORIDA 33025**
(b) COUNTY OF RESIDENCE OF FIRST LISTED PLAINTIFF (EXCEPT IN U.S. PLAINTIFF CASES)	COUNTY OF RESIDENCE OF FIRST LISTED DEFENDANT (IN U.S. PLAINTIFF CASES ONLY) NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED
(c) ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER) **MARC J. GOTTLIEB, ESQ., AKERMAN SENTERFITT, 350 E. LAS OLAS BLVD., SUITE 1600, FORT LAUDERDALE, FL 33301; 954-463-2700/954-463-2224**	ATTORNEYS (IF KNOWN)

04 - 61[illegible] CIV-MARRA

MAGISTRATE JUDGE [illegible]

(d) CIRCLE COUNTY WHERE ACTION AROSE: MONROE, **BROWARD**, PALM BEACH, MARTIN, ST. LUCIE, INDIAN RIVER, OKEECHOBEE, HIGHLANDS

II. BASIS OF JURISDICTION (PLACE AN X ONE BOX ONLY)

- □ 1. U.S. Government Plaintiff
- □ X 3. Federal Question (U.S. Government Not a Party)
- □ 2. U.S. Government Defendant
- 4. Diversity (Indicate Citizenship of Parties in item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (For Diversity Case Only) (PLACE AN X IN ONE BOX FOR PLAINTIFF AND ONE BOX FOR DEFENDANT)

	PTF	DEFS		PTF	DEFS
Citizen of This State	□ 1	□ 1	Incorporated of Principal Place of Business in This State	□ 4	□ 4
Citizen of Another State	□ 2	□ 2	Incorporated of Principal Place of Business in Another State	□ 5	□ 5
Citizen or Subject of a Foreign Country	□ 3	□ 3	Foreign Nation	□ 6	□ 6

IV. CAUSE OF ACTION

(CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE. DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY.) **This action is brought pursuant to 35 U.S.C. 271 PATENT INFRINGEMENT.**

IVa. **TEN (10)** days estimated (for both sides) to try entire case

V. NATURE OF SUIT (PLACE AN X IN ONE BOX ONLY)

A. CONTACT
- □ 110 Insurance
- □ 120 Marine
- □ 130 Miller Act
- □ 140 Negotiable Instrument
- □ 150 Recovery of Overpayment & Enforcement of Judgment
- □ 151 Medicare Act
- B□ 152 Recovery of Defaulted Student Loans (Excl Veterans)
- B□153 Recovery of Overpayment of Veteran's Benefits
- □160 Stockholder's Suits
- X 190 Other Contract
- □ 195 Contract Product Liability

A. REAL PROPERTY
- □ 210 Land Condemnation
- B □ 220 Foreclosure B
- □ 230 Rent Lease & Ejectment
- □ 240 Torts to Land
- □ 245 Tort Product Liability
- □ 290 All Other Real Property

A. TORTS

PERSONAL INJURY
- □ 310 Airplane
- □ 315 Airplane Product Liability
- □ 320 Assault, Libel and Slander
- □ 330 Federal Employers' Liability
- □ 340 Marine
- □ 345 Marine Product Liability
- □ 350 Motor Vehicle
- □ 355 Motor Vehicle Product Liability
- □ 360 Other Personal Injury

PERSONAL INJURY
- □ 362 Personal Injury-Med Malpractice
- □ 365 Personal Injury-Product Liability
- □ 368 Asbestos Personnel Injury Product Liability

PERSONAL PROPERTY
- □ 370 Other Fraud
- □ 371 Truth in Lending
- □ 380 Other Personnel Property Damage
- □ 385 Property Damage Product Liability

A. CIVIL RIGHTS
- □ 441 Voting
- □ 442 Employment
- □ 443 Housing/ Accommodations
- □ 444 Welfare
- □ 440 Other Civil Rights

B PRISONER PETITIONS
- B □ 510 Motions to Vacate Sentence
- Habeas Corpus
- B □ 530 General
- A □ 535 Death Penalty
- B □ 540 Mandamus & Other
- B □ 550 Civil Rights
- B □ 555 Prison Condition

FORFEITURE PENALTY
- B □ 610 Agriculture
- B □ 620 Other Food & Drug
- B □ 625 Drug Related Seizure of Property 21 USC 881
- B □ 630 Liquor Laws
- B □ 640 R.R. & Truck
- B □ 650 Airline Regs
- B □ 660 Occupational SafetyHealth
- B □ 690 Other

A. LABOR
- □ 710 Fair Labor Standards Act
- □ 720 Labor Management Relations
- □ 730 Labor Management Reporting & Disclosure Act
- □ 740 Railway Labor Act
- □ 790 Other Labor Litigation
- A □ 791 Employee Ret. Inc. Security Act

A. BANKRUPTCY
- □ 422 Appeal 26 USC 156
- □ 423 Withdrawal 28 USC 157

A. PROPERTY RIGHTS
- □ 820 Copyrights
- X□ 830 Patent
- □ 840 Trademark

B. SOCIAL SECURITY
- □ 861 HLA (13958)
- □ 862 Black Lung (923)
- □ 863 DIWC/DIWW (405(g))
- □ 864 SSID Title XVI
- □ 865 RSI (405(g))

A.FEDERAL TAX SUIT
- □ 870 Taxes (US Plain tiff or Defendant)
- □ 871 IRS-Third Party 26 USC 7609

A. OTHER STATUS
- □ 400 States Reappointment
- □ 410 Antitrust
- □ 430 Banks and Banking
- B □ 450 Commerce/ICC Rates/etc.
- □ 460 Deportation
- □ 470 Racketeer Influenced and Corrupt Organizations
- □ 810 Selective Service
- □ 850 Securities/ Commodities/Exchange
- □ 875 Customer Challenge 12USC3410
- □ 891 Agricultural Acts
- □ 892 Economic Stabilization Act
- □ 893 Environmental Matters
- □ 894 Energy Allocation Act
- □ 895 Freedom of Information Act
- □ 900 Appeal of Fee Determination Under Equal Access to Justice
- □ 950 Constitutionality of State Statutes
- □ 890 Other Statutory Action A or B

VI. ORIGIN (PLACE AN X IN ONE BOX ONLY)

- X 1. **Original Proceeding**
- □ 2. Removed From State Court
- □ 3. Remanded From Appellate Court
- □ 4. Reinstated or Reopened
- □ 5. Transferred from another district (specify)
- □ 6. Multidistrict Litigation
- □ 7. Appeal to District Judge from Magistrate Judgment

VII. REQUESTED IN COMPLAINT

□ Check if this is a CLASS ACTION □ UNDER F.R.C.P. 23

DEMAND **$1,000,000+**

CHECK YES only if demanded in complaint

JURY DEMAND: □X YES □ NO

VIII. RELATED CASE(S) IF ANY

(See Instructions): JUDGE ____________ DOCKET NO ____________

DATE December 21, 2004

SIGNATURE OF ATTORNEY OF RECORD [signature]

For Office Use Only: Receipt # 532737 Amount 150 Applying IFP ______ Judge ______

FT253034;1}

INSTRUCTIONS FOR ATTORNEYS COMPLETING CIVIL COVER SHEET FORM JS-44

Authority For Civil Cover Sheet

The JS-44 civil cover sheet and the information contained herein neither replaces nor supplements the filings and service of pleading or other papers as required b except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Co the purpose of initiating the civil docket sheet. Consequently a civil cover sheet is submitted to the Clerk of Court for each civil complaint filed. The attorney filing a case s complete the form as follows:

I. (a) Plaintiffs - Defendants. Enter names (last, first, middle initial) of plaintiff and defendant. If the plaintiff or defendant is a government agency, use only the full name or standard abbreviations. If the plaintiff or defendant is an official within a government agency, identify first the agency and then the official, giving both name and title.

(b) County of Residence. For each civil case filed, except U.S. plaintiff cases, enter the name of the county where the first listed plaintiff resides at the time of filing. In U.S. plaintiff cases, enter the name of the county in which the first listed defendant resides at the time of filing. (NOTE: In land condemnation cases, the county of residence of the "defendant" is the location of the tract of land involved).

(c) Attorneys. Enter firm name, address, telephone number, and attorney or record. If there are several attorneys, list them on an attachment, noting in this section "(see attachment)".

II. Jurisdiction. The basis of jurisdiction is set forth under Rule 8(a), F.R.C.P., which requires that jurisdictions be shown in pleadings. Place an "X" in one of the boxes. If there is more than one basis of jurisdiction, precedence is given in the order shown below.

United States plaintiff. (1) Jurisdiction is based on 28 U.S.C. 1345 and 1348. Suits by agencies and officers of the United States are included here.

United States defendant. (2) When the plaintiff is suing the United States, its officers or agencies, place an X in this box.

Federal question. (3) This refers to suits under 28 U.S.C. 1331, where jurisdiction arises under the Constitution of the United States, an amendment to the Constitution, an act of Congress or a treaty of the United States. In cases where the U.S. is a party, the U.S. plaintiff or defendant code takes precedence, and box 1 or 2 should be marked.

Diversity of citizenship. (4) This refers to suits under 28 U.S.C. 1332, where parties are citizens of different states. When Box 4 is checked, the citizenship of the different parties must be checked. (See Section III below: federal question actions take precedence over diversity cases.)

III. Residence (citizenship) of Principal Parties. This section of the JS-44 is to be completed if diversity of citizenship was indicated above. Mark this section for each principal party.

IV. Cause of Action. Report the civil statute directly related to the cause of action and give a brief description of the cause.

V. Nature of Suit. Place an "X" in the appropriate box. If the nature of suit cannot be determined, be sure the cause of action, in Section IV above, is sufficient to enable the deputy clerk or the statistical clerks in the Administrative Office to determine the nature of suit. If the cause fits more than one nature of suit, select the most definitive.

VI. Origin. Place an "X" in one of the seven boxes.

Original Proceedings. (1) Cases which originate in the United States district courts.

Removed from State Court. (2) Proceedings initiated in state courts may be removed to the district courts under Title 28 U.S.C., Section 1441. When the petition for removal is granted, check this box.

Remanded from Appellate Court. (3) Check this box for cases remanded to the district court for further action. Use the date of remand as the filing date.

Refiled. (4) Check this box for cases refiled in the district court. Attach copy of order.

Transferred from Another District. (5) For cases transferred under Title 28 U.S.C. Section 1404(a). Do not use this for within district transfers or multidistrict litigation transfers.

Multidistrict Litigation. (6) Check this box when a multidistrict case is transferred into the district under authority of Title 28 U.S.C. Section 1407. When this box is checked, do not check (5) above.

Appeal to District Judge from Magistrate Judgment. (7) Check this box for an appeal from a magistrate's decision.

VII. Requested in Complaint. Class Action. Place an "X" in this box if you are filing a class action under Rule 23, F.R.Cv.P.

Demand. In this space enter the dollar amount (in thousands of dollars) being demanded or indicate other demand such as a preliminary injunction.

Jury Demand. Check the appropriate box to indicate whether or not a jury is being demanded.

VIII. Related Cases. This section of the JS-44 is used to reference relating pending cases if any. If there are related pending cases, insert the docket numbers and the corresponding judge names for such cases.

Date and Attorney Signature. Date and sign the civil cover sheet.

AO 440 (Rev. 10/2002) Summons in a Civil Case

UNITED STATES DISTRICT COURT

Southern District of Florida

Case Number: 04-61703 CIV-MARRA

MAGISTRATE JUDGE
[illegible]

Ventrassist Pty Ltd. and University of Technology at Sydney, Plaintiff

v.

Heartware Inc. Defendant

SUMMONS IN A CIVIL CASE

TO: (Name and address of defendant)

Heartware Inc.
3351 Executive Way
Miramar, Florida 33025

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

Marc J. Gottlieb/ FBN: 0827819
AKERMAN SENTERFITT
350 E. Las Olas Blvd., #1600
Ft Lauderdale, FL 33301
Tel.: 954-463-2700

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

Clarence Maddox
CLERK

10/21/04
DATE

(BY) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and Complaint was made by me [1]	DATE
NAME OF SERVER (PRINT)	TITLE

Check one box below to indicate appropriate method of service

G Served personally upon the defendant. Place where served: ______________________

G Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left: ______________________

G Returned unexecuted: ______________________

G Other (*specify*): ______________________

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________
Date

____
Signature of Server

____
Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.